UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Galyan’s Trading Company, Inc.

(Name of Subject Company (issuer))

Diamondbacks Acquisition Inc.
a wholly-owned subsidiary of
Dick’s Sporting Goods, Inc.

(Names of Filing Persons (offeror))

Common Stock, no par value

(Title of Class of Securities)
36458R101

(CUSIP Number of Class of Securities)

William R. Newlin,
Executive Vice President
and Chief Administrative Officer
Dick’s Sporting Goods, Inc.
300 Industry Drive
Pittsburgh, PA 15275
(724) 273-3400

with a copy to:
Lewis U. Davis, Jr., Esq.
Jeremiah G. Garvey, Esq.
Buchanan Ingersoll PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219
(412) 562-8800

(Name, address, and telephone numbers of person authorized
To receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee**

$339,841,336	$43,057.90

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 17,435,368 shares of Galyan’s common stock, which is all of the issued and outstanding common stock as set forth in the Merger Agreement, a copy of which is attached as an exhibit hereto, at a purchase price of $16.75 per share. The transaction valuation also includes the offer price of $16.75 per share multiplied by 2,853,667, the number of exercisable options outstanding as set forth in the Merger Agreement that could be tendered.

** The amount of the filing fee was calculated in accordance with Section 14(g)(3) of the Exchange Act, and equals $126.70 per million dollars of the transaction valuation amount.

[   ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable
Form or Registration No.: Not Applicable
Filing Party: Not Applicable
Date Filed: Not Applicable

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[   ] issuer tender offer subject to Rule 13e-4.
[   ] going-private transaction subject to Rule 13e-3.
[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

This Tender Offer Statement on Schedule TO (the “Statement”) relates to the offer by Diamondbacks Acquisition Inc., an Indiana corporation (“Purchaser”) and a wholly owned subsidiary of Dick’s Sporting Goods, Inc., a Delaware corporation (“Dick’s” or the “Parent”) to purchase all of the issued and outstanding common stock, no par value per share (the “Shares”), of Galyan’s Trading Company, Inc., an Indiana corporation (“Galyan’s” or the “Company”) at a purchase price of $16.75 per share, net to the seller in cash and without interest thereon. Following successful tender of a majority of Galyan’s shares, Purchaser will merge with and into Galyan’s, with Galyan’s to be the surviving entity and a wholly owned subsidiary of Dick’s (the “Merger”). The terms and conditions of the Offer and Merger are described in the Offer to Purchase, dated June 29, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated by reference in answers to Items 1 through 11 of this Statement and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of June 21, 2004, by and among Dick’s, Purchaser, and Galyan’s, (the “Merger Agreement”) and the Shareholder Tender Agreement, among Dick’s, Purchaser and certain shareholders of Galyan’s (the “Shareholder Tender Agreement”), copies of which are attached as Exhibits (d)(1) and (d)(2) to this Schedule TO, are incorporated in this Schedule TO by reference.

Item 1. Summary Term Sheet.

This information contained in the Offer to Purchase under the section entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

Item 2. Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is Galyan’s Trading Company, Inc., an Indiana corporation. Its principal executive office is located at One Galyan’s Parkway, Plainfield, Indiana 46168, and its telephone number is (317) 532-0200.

(b) This Schedule TO relates to the Offer by Purchaser to purchase all of the issued and outstanding Shares of Galyan’s at a purchase price of $16.75 per share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth under the heading “Introduction” in the Offer to Purchase (the “Introduction”) is incorporated in this Schedule TO by reference. As set forth in the Merger Agreement, as of June 21, 2004, there were 17,435,368 Shares outstanding.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in the principal market is set forth in the Offer to Purchase in Section 6- “Price Range of the Shares; Dividends,” and is incorporated in this Schedule TO by reference.

Item 3. Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the Offer to Purchase Section 9- “Information Concerning Dick’s and Purchaser,” and Schedule I to the Offer to Purchase, is incorporated in this Schedule TO by reference.

Item 4. Terms of the Transaction. 1004(a)

(a)(1)(i)–(viii), (x), (xii) The information set forth in the Introduction and in the Offer to Purchase in Section 1- “Terms of the Offer,” Section 2- “Acceptance for Payment and Payment for Shares,” Section 3- “Procedures for Accepting the Offer and Tendering Shares,” Section 4- “Withdrawal Rights,” Section 5- “Material United States Federal Income Tax Consequences,” Section 7- “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Securities Exchange Act Registration; Margin Regulations” and Section 14- “Conditions of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(ix), (xi) Not Applicable.

(a)(2)(i)-(vii) The information set forth in the Introduction and in the Offer to Purchase in Sections 5- “Material United States Federal Income Tax Consequences,” Section 10—“Background of the Offer; Past Contracts or Negotiations with Galyan’s” and Section 11- “Purpose of the Offer; the Merger Agreement; the Shareholder Tender Agreement; Statutory Requirements; Dissenters’ Rights; “Going Private” Transactions; Plans for Galyan’s” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the Offer to Purchase in Sections 9- “Certain Information Concerning Purchaser and the Parent,” Section 10- “Background of the Offer; Past Negotiations or Contracts with Galyan’s,” Section 11- “Purpose of the Offer; the Merger Agreement; the Shareholder Tender Agreement; Statutory Requirements; Dissenters’ Rights; “Going Private” Transactions; Plans for Galyan’s” is incorporated in this Schedule TO by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a),(c)(1),(4)-(7) The information set forth in the Offer to Purchase in Section 7–“Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Securities Exchange Act Registration; Margin Regulations,” Section 11-“Purpose of the Offer; the Merger Agreement; the Shareholder Tender Agreement; Statutory Requirements; Dissenters’ Rights; “Going Private” Transactions; Plans for Galyan’s” is incorporated in this Schedule TO by reference.

(c)(2), (3) Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the Offer to Purchase in Section 12- “Source and Amount of Funds” is incorporated in this Schedule TO by reference.

Item 8. Interest in Securities of the Subject Company.

The information set forth in the Offer to Purchase in Sections 9- “Certain Information Concerning Purchaser and the Parent,” Section 10- “Background of the Offer; Past Negotiations or Contracts with Galyan’s” and Section 11- “Purpose of the Offer; the Merger Agreement; the Shareholder Tender Agreement; Statutory Requirements; Dissenters’ Rights; “Going Private” Transactions; Plans for Galyan’s,” and Schedule I is incorporated in this Schedule TO by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase in Section 10- “Background of the Offer; Past Contacts or Negotiations with Galyan’s;” and Section 16- “Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10. Financial Statements.

(a),(b) Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the Offer to Purchase in Section 9- “Information Concerning Dick’s and Purchaser;” Section 10- “Background of the Offer; Past Contacts or Negotiations with Galyan’s” and Section 11- “Purpose of the Offer; the Merger Agreement; the Shareholder Tender Agreement; Statutory Requirements; Dissenters’ Rights; “Going Private” Transactions; Plans for Galyan’s” is incorporated in this Schedule TO by reference.

(a)(2),(3) The information set forth in the Offer to Purchase in Section 11- “Purpose of the Offer; the Merger Agreement; the Shareholder Tender Agreement; Statutory Requirements; Dissenters’ Rights; “Going Private” Transactions; Plans for Galyan’s;” Section 14- “Conditions of the Offer;” Section 15- “Legal Matters; Required Regulatory Approvals;” and Section 17- “Miscellaneous” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the Offer to Purchase in Section 7- “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Securities Exchange Act Requirements; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) Not applicable.

(b) The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated June 29, 2004.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

(a)(2)-(4)	Not applicable.

(a)(5)(A)	Merger Overview slide presentation by Dick’s Sporting Goods, Inc. as of June 21, 2004.*

(a)(5)(B)	Electronic Mail Announcement to Dick’s Sporting Goods, Inc. Associates regarding the Offer and the Merger.*

(a)(5)(C)	Slide presentation for William Blair & Company Growth Conference on June 23, 2004.**

(b)(1)	Commitment Letter between Merrill Lynch Capital Corporation and Dick’s Sporting Goods, Inc., dated as of June 21, 2004.

(b)(2)	Consent and Waiver, dated June 14, 2004 between General Electric Capital Corporation and Dick’s Sporting Goods, Inc., to the Amended and Restated Credit Agreement, dated as of July 26, 2000, as amended.***

(b)(3)	Amended and Restated Credit Agreement dated as of July 26, 2000 among Dick’s Sporting Goods, Inc., the Lenders Party thereto and General Electric Capital Corporation, as amended by the First Amendment to Amended and Restated Credit Agreement dated as of May 18, 2001, the Second Amendment to Amended and Restated Credit Agreement dated as of July 2001, the Third Amendment to Amended and Restated Credit agreement dated as of August 3, 2001, the Fourth Amendment to Amended and Restated Credit Agreement dated as of September 2001, the Fifth Amendment to Amended and Restated Credit Agreement dated as of February 2002, the Sixth Amendment to Amended and Restated Credit Agreement dated as of April 3, 2002, and the Seventh Amendment to Amended and Restated Credit Agreement dated as of July 15, 2002.****

(b)(4)	Eighth Amendment to Amended and Restated Credit Agreement dated as of September 12, 2002.*****

(b)(5)	Ninth Amendment to Amended and Restated Credit Agreement dated as of December 15, 2002.*****

(b)(6)	Tenth Amendment and Waiver to Amended and Restated Credit Agreement dated as of August 7, 2003.******

(b)(7)	Eleventh Amendment to Amended and Restated Credit Agreement dated as of January 29, 2004.*******

(b)(8)	Twelfth Amendment to Amended and Restated Credit Agreement dated as of February 18, 2004.*******

(d)(1)	Agreement and Plan of Merger, among Dick’s Sporting Goods, Inc., Diamondbacks Acquisition Inc., a wholly-owned subsidiary of Dick’s, and Galyan’s Trading Company, Inc., dated as of June 21, 2004.***

(d)(2)	Shareholder Tender Agreement, among Dick’s Sporting Goods, Inc., Diamondbacks Acquisition Inc. and certain shareholders of Galyan’s, dated June 21, 2004.***

(d)(3)	Confidentiality Agreement, dated June 27, 2003, between Dick’s Sporting Goods, Inc. and Galyan’s Trading Company, Inc.

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference to the Schedule TO-C filed by Dick’s Sporting Goods, Inc. on June 22, 2004.

**	Incorporated by reference to the Schedule TO-C filed by Dick’s Sporting Goods, Inc. on June 23, 2004.

***	Incorporated by reference as Exhibit 10.2 to the Form 8-K (File No. 001-31463) filed by Dick’s Sporting Goods, Inc. on June 22, 2004.

****	Incorporated by reference as Exhibit 10.3 to the Form S-1 (File No. 333-96587) filed by Dick’s Sporting Goods, Inc. filed on June 17, 2002.

*****	Incorporated by reference to the Form 10-K (File No. 001-31463) filed by Dick’s Sporting Goods, Inc. on April 29, 2003.

******	Incorporated by reference to Exhibit 4.1 to the Form 10-Q (File No. 001-31463) filed by Dick’s Sporting Goods, Inc. on September 3, 2003.

*******	Incorporated by reference to Form 8-K (File No. 001-31463) filed by Dick’s Sporting Goods, Inc. on February 23, 2004.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DICK’S SPORTING GOODS, INC.

By:	/s/ William R. Newlin

Name:	William R. Newlin
Title:	Executive Vice President and Chief Administrative Officer
Date:	June 29, 2004